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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1. Name and Address of Reporting Person*

   Perry                Richard                    C.
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   (Last)               (First)                 (Middle)

  c/o Perry Capital

599 Lexington Avenue
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                                    (Street)

  New York                 NY                   10022
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

              8/21/02
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3. I.R.S. Identification Number of Reporting Person, if an entity

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4. Issuer Name and Ticker or Trading Symbol

Natus Medical, Inc.  ("Baby")
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5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

|_|   Director                             |X|   10% Owner
|_|   Officer (give title below)           |_|   Other (specify below)


--------------------------------------------------------------------------------
6. If Amendment, Date of Original (Month/Day/Year)

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7. Individual or Joint/Group Filing (Check applicable line)

   |_| Form filed by One Reporting Person

   |X| Form filed by More than One Reporting Person

================================================================================

--------------------------------------------------------------------------------
             Table I -- Non-Derivative Securities Beneficially Owned
--------------------------------------------------------------------------------

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.001 per share                              847,427                      I               By Perry Partners, L.P. (1)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.001 per share                            2,178,309                      I               By Perry Partners International, Inc. (2)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.001 per share                               29,864                      I               By Auda Classics, PLC (3)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the Form is filed by more than one Reporting Person see instruction
5(b)(v).

Persons who to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                                                                          (Over)
                                                                 SEC 1473 (3-00)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                           2. Date Exercisable         (Instr. 4)                                          Derivative
                              and Expiration Date   ---------------------------------    4. Conver-        Security:
                              (Month/Day/Year)                             Amount           sion or        Direct      6. Nature of
                           ----------------------                          or               Exercise       (D) or         Indirect
                             Date       Expira-                            Number           Price of       Indirect       Beneficial
1. Title of Derivative       Exer-      tion                               of               Derivative     (I)            Ownership
   Security (Instr. 4)       cisable    Date        Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
None
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) The managing general partner of Perry Partners, L.P. is Perry Corp., of which Mr. Perry is the President and the sole shareholder. Perry Corp. and Mr. Perry may be deemed to have voting and dispositive power with respect to the shares held by Perry Partners, L.P. Mr. Perry disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein, if any, and this report shall not be deemed an admission that Mr. Perry is the beneficial owner of the shares for purposes of Section 16 or for any other purpose.

(2) The investment manager of Perry Partners International, Inc. is Perry Corp., of which Mr. Perry is the President and the sole shareholder. Perry Corp. and Mr. Perry may be deemed to have voting and dispositive power with respect to the shares held by Perry Partners International, Inc. Mr. Perry disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein, if any, and this report shall not be deemed an admission that Mr. Perry is the beneficial owner of the shares for purposes of Section 16 or for any other purpose.

(3) Perry Corp., of which Mr. Perry is the President and the sole shareholder, holds the power to vote and dispose of the shares held by Auda Classics, PLC pursuant to an investment contract with Auda Classics, PLC. Mr. Perry disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein, if any, and this report shall not be deemed an admission that Mr. Perry is the beneficial owner of the shares for purposes of Section 16 or for any other purpose.

           /s/ Richard C. Perry                                  8/29/02
---------------------------------------------            -----------------------
           ** Richard C. Perry                                     Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                             Joint Filer Information

Name:                    Perry Corp.

Address:                 c/o Perry Capital
                         599 Lexington Avenue
                         New York, NY 10022

Designated Filer:        Richard C. Perry

Issuer & Ticker Symbol:  Natus Medical, Inc. ("Baby")

Date of Event
  Requiring Statement:   August 21, 2002


                         PERRY CORP.


                         By: /s/ Richard C. Perry            August 29, 2002
                            ----------------------------------------------------
                            Name: Richard C. Perry           Date
                            Title:    President